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                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                         ELECTRONIC CLEARING HOUSE, INC.
                                (Name of Issuer)

                                  Common Stock

                                    285562203
                                  CUSIP NUMBER

IRA M. STARR, STARR, GERN, DAVISON & RUBIN, P.C., 103 EISENHOWER PARKWAY, ROSELAND, NEW JERSEY 07068-1050
                                  973-403-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices Communications)

                                FEBRUARY 23, 1996
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person initial filing on this form with respect to the subject class of securities, for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    Name of Reporting Person
      S.S. OR I.R.S. Identification No. of Above Person

      Allied Building Products Corp Savings and Investment Plan
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2.    Check the Appropriate Box if a Member of a Group*              (a) ___
                                                                     (b) ___
            Not Applicable
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3.    SEC USE ONLY

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4.    Source of Funds*

         OO
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5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
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6.    Citizenship or Place of Organization

            United States
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      Number of Shares                    7.    Sole Voting Power
      Beneficially Owned
      By Each Reporting                         700,000
      Person With
                                          8.    Shared Voting Power

                                                0

                                          9.    Sole Dispositive Power

                                                700,000

                                          10.   Shared Dispositive Power

                                                0
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      700,000
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12.   Check Box if the Aggregate amount in Row (11) Excludes Certain Shares

      Not Applicable
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13.   Percent of Class Represented by Amount in Row (11)

      5.9%
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14.   Type of Reporting Person*

      EP
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1. SECURITY AND ISSUER.

            This statement relates to the Common Stock, ("Common Stock"), of Electronic Clearing House, Inc., a California corporation (the "Issuer"), having its principal executive offices at 28001 Dorothy Drive, Agoura Hills, California 91301.

ITEM 2. IDENTITY AND BACKGROUND.

            The following information is provided for the Reporting Person.

            The Reporting Person filing this statement is the Allied Building Products Savings and Incentive Plan ("Plan"). This statement contains information regarding shares of Common Stock.

      The Plan's business address is:

            c/o Allied Building Products Corp.
            15 East Union Street
            East Rutherford, New Jersey 07073

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The shares of Common Stock owned by or attributed to the Plan were acquired between December 28, 1994 and February 23, 1996 through loan transactions (which included warrants and/or conversion rights which have not been exercised) and market purchases. All transactions for which the Plan may be deemed a beneficial owner are described in Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION.

            The Plan has acquired the Common Stock for the purpose of investment, constituting a portion of its securities portfolio. It intends to reexamine this investment in the Issuer from time to time and depending on market conditions and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such times as it considers advisable.

            Subject to the foregoing, the Plan does not have any present plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger reorganization or liquidation, involving the Issuer or any of its subsidiaries.

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:


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      (d)   Any change in the present board of directors or managers of the
            Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board:

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or the corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments, corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of February 23, 1996, the Plan owns 700,000 shares of Common Stock which represents 5.9% of the 11,896,804 shares of outstanding Common Stock determined pursuant to Rule 13d-3(d)(1)(i) as of that date.

      (b) The Plan currently has the sole power to vote or direct the vote and to dispose or direct the disposition of 700,000 shares of the Common Stock.

            No transactions by the Plan in the Common Stock have occurred during the past sixty days.

      (c)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning transfer or voting of any securities of the Issuer, finder's fees, joint ventures.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A.

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                                    SIGNATURE

            After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  October    , 1997


                                          ALLIED BUILDING PRODUCTS CORP.
                                          SAVINGS AND INCENTIVE PLAN


                                          By: /s/ Herbert Smilowitz
                                              --------------------------
                                              Herbert Smilowitz, Trustee


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